UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ReShape Lifesciences Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76090R101
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	76090R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

869,681

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

869,681

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

869,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	76090R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

869,681

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

869,681

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

869,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	76090R101

Item 1.	Security and Issuer.

The name of the issuer is ReShape Lifesciences Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1001 Calle Amanecer

San Clemente, California 92673. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"); and (ii) Steven Boyd, a United States citizen ("Mr. Boyd", and together with Armistice Capital, the "Reporting Persons").

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the "Master Fund"). The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd's business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 869,681 Shares and the Warrants (as defined below) of the Issuer beneficially owned by Armistice Capital came from the working capital of the Master Fund, which is the direct holder of such Shares and Warrants. No borrowed funds were used to purchase the Shares or the Warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 869,681 Shares and the Warrants of the Issuer beneficially owned by Mr. Boyd came from the working capital of the Master Fund, which is the direct holder of such Shares and Warrants. No borrowed funds were used to purchase the Shares or Warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 28, 2021, the Issuer and the Master Fund entered into an agreement regarding an Inducement Offer to Exercise Common Stock Purchase Warrants (the "Inducement Agreement"). The Inducement Agreement provided, inter alia, that the Master Fund would exercise its existing warrants in Issuer (the "Existing Warrants") in exchange for an aggregate price of $41,179,303.17. In consideration for exercising in full all of the Existing Warrants held by the Master Fund (the "Warrant Exercise"), at an exercise price equal the sum of (a) $0.09375 per Share underlying the New Warrants (as defined below) issued to the Master Fund plus (b) the lower of (i) the current exercise price set forth in the Existing Warrants, and (ii) $6.00 per warrant share, the Issuer will issue the Master Fund or its designee a new unregistered Common Stock Purchase Warrants ("New Warrants") to purchase 5,348,105 Shares, which New Warrant shall be substantially in the form of the Existing Warrants (except that the New Warrants will include the Beneficial Ownership Limitation), are exercisable immediately with an expiration date on June 28, 2026, and an exercise price equal to $6.00. The original New Warrant certificates will be delivered within two Business Days following the date of the Inducement Agreement. Notwithstanding anything herein to the contrary, in the event the exercise of Existing Warrants would otherwise cause the Master Fund to exceed a beneficial ownership limitation equal to 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon such exercise ("Beneficial Ownership Limitation"), the Issuer shall only issue such number of warrant shares to the Master Fund that would not cause the Master Fund to exceed the maximum number of warrant shares permitted thereunder with the balance to be held in abeyance until notice from the Master Fund that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Inducement Agreement and the Existing Warrants which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise price shall be payable). The foregoing descriptions of each of the Inducement Agreement and the New Warrants are qualified in their entirety by the terms and conditions of the Inducement Agreement which is filed as Exhibit C hereto and incorporated herein by reference.

The Reporting Persons purchased the Shares for investment (or received them in connection with the Merger (as defined below)) in the ordinary course of their investment activities based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. This is the final Schedule 13D being filed by the Reporting Persons and they will be filing a Schedule 13G with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Armistice Capital: (i) may be deemed to beneficially own 869,681 Shares, constituting 9.99% of the Shares, based upon 7,928,378 Shares outstanding as of the date hereof based on information provided to the Reporting Persons by the Issuer and the Warrant Exercise, as adjusted for Warrants of the Issuer beneficially owned by Armistice Capital and the transactions reported in Exhibit B; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 869,681 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 869,681 Shares.

As of the date hereof, Mr. Boyd: (i) may be deemed to beneficially own 869,681 Shares, constituting 9.99% of the Shares, based upon 7,928,378 Shares outstanding as of the date hereof based on information provided to the Reporting Persons by the Issuer and the Warrant Exercise, as adjusted for Warrants of the Issuer beneficially owned by Mr. Boyd and the transactions reported in Exhibit B; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 869,681 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 869,681 Shares.

Other than the transactions described above, the transactions in the Shares by the Reporting Persons since the most recent Schedule 13D filed by the Reporting Persons are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were entered into by the Master Fund.

	(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above (including information regarding the New Warrants) is incorporated by reference in its entirety in this Item 6.

The Master Fund entered into a total return swap with a counterparty which expires on January 20, 2023 with a current reference price of $9.36 per share. The swap references a total notional number of shares of common stock of 283,000. These swaps generally require the counterparty to pay the Master Fund the extent to which the stock price is less than the reference price and requires the Master Fund to pay to the counterparty the extent to which the stock price is more than the reference price.

The Master Fund entered into a total return swap with a counterparty which expires on August 16, 2021 with a current reference price of $9.72 per share. The swap references a total notional number of shares of common stock of 108,333. These swaps generally require the counterparty to pay the Master Fund the extent to which the stock price is less than the reference price and requires the Master Fund to pay to the counterparty the extent to which the stock price is more than the reference price.

Except as described above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; and/or (ii) Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares Exhibit C: Form of Letter Agreement Regarding Inducement Offer to Exercise Common Stock Purchase Warrants

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated June 30, 2021, relating to the Common Stock, par value $0.001 per share, of ReShape Lifesciences Inc. shall be filed on behalf of the undersigned.

June 30, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale/ Conversion	Quantity	Price
6/29/2021	Sale*	30,000	$5.73
6/29/2021	Sale*	27,295	$5.84
6/29/2021	Sale*	5,502	$6.00
6/29/2021	Sale*	4,000	$5.95
6/29/2021	Sale*	5,687	$6.03
6/29/2021	Sale*	5,000	$6.13
6/29/2021	Sale*	5,000	$6.09
6/29/2021	Sale*	4,976	$6.23
6/29/2021	Sale*	10,000	$6.15
6/29/2021	Sale*	10,000	$6.15
6/29/2021	Sale*	8,000	$6.11
6/29/2021	Sale*	5,000	$6.01
6/29/2021	Sale*	8,000	$6.02
6/29/2021	Sale*	1,218	$6.04
6/29/2021	Sale*	8,000	$6.01
6/29/2021	Sale*	8,000	$6.01
6/29/2021	Sale*	2,334	$6.06
6/29/2021	Sale*	4,000	$6.08
6/29/2021	Sale*	4,000	$6.08
6/29/2021	Sale*	4,000	$6.06
6/29/2021	Sale*	3,000	$6.07
6/29/2021	Sale*	2,000	$5.81
6/29/2021	Sale*	3,000	$5.75
6/29/2021	Sale*	3,000	$5.73
6/29/2021	Sale*	2,000	$5.75
6/29/2021	Sale*	3,000	$5.66
6/29/2021	Sale*	3,000	$5.75
6/29/2021	Sale*	3,000	$5.75
6/29/2021	Sale*	3,000	$5.75
6/29/2021	Sale*	4,000	$5.79
6/29/2021	Sale*	3,000	$5.76
6/29/2021	Sale*	3,000	$5.76
6/29/2021	Sale*	2,000	$5.72
6/29/2021	Sale*	8,000	$5.79
6/29/2021	Sale*	4,000	$5.78
6/29/2021	Sale*	3,000	$5.82
6/29/2021	Sale*	3,000	$5.82

6/29/2021	Sale*	3,000	$5.80
6/29/2021	Sale*	3,000	$5.82
6/29/2021	Sale*	20,000	$5.78
6/29/2021	Sale*	3,000	$5.75
6/29/2021	Sale*	3,000	$5.78
6/29/2021	Sale*	3,000	$5.79
6/29/2021	Sale*	20,000	$5.77
6/29/2021	Sale*	3,000	$5.80
6/29/2021	Sale*	4,000	$5.80
6/29/2021	Sale*	4,000	$5.80
6/29/2021	Sale*	20,000	$5.78
6/29/2021	Sale*	3,000	$5.77
6/29/2021	Sale*	3,000	$5.77
6/29/2021	Sale*	20,000	$5.76
6/29/2021	Sale*	20,000	$5.74
6/29/2021	Sale*	8,000	$5.71
6/29/2021	Sale*	15,303	$5.73
6/29/2021	Sale*	2,697	$5.71
6/29/2021	Sale*	14,101	$5.75
6/29/2021	Sale*	3,000	$5.74
6/29/2021	Sale*	8,000	$5.75
6/29/2021	Sale*	3,000	$5.71
6/29/2021	Sale*	4,000	$5.70
6/29/2021	Sale*	2,899	$5.70
6/29/2021	Sale*	8,000	$5.72
6/29/2021	Sale*	8,000	$5.70
6/29/2021	Sale*	8,000	$5.65
6/29/2021	Sale*	8,000	$5.61
6/29/2021	Sale*	8,000	$5.61
6/29/2021	Sale*	8,000	$5.62
6/29/2021	Sale*	8,000	$5.60
6/29/2021	Sale*	8,000	$5.58
6/29/2021	Sale*	3,000	$5.56
6/29/2021	Sale*	4,000	$5.58
6/29/2021	Sale*	8,000	$5.57
6/29/2021	Sale*	5,000	$5.56
6/29/2021	Sale*	20,000	$5.56
6/29/2021	Sale*	3,000	$5.56
6/29/2021	Sale*	20,000	$5.54
6/29/2021	Sale*	17,000	$5.53
6/29/2021	Sale*	16,000	$5.50

*	This transaction was conducted on the open market.

Exhibit C

ReShape Lifesciences Inc.

June 28, 2021

Holder of Common Stock Purchase Warrant

Re: Inducement Offer to Exercise Common Stock Purchase Warrants

Dear Holder:

ReShape Lifesciences Inc., a Delaware corporation (the "Company"), is pleased to offer to you the opportunity to exercise all of the Common Stock Purchase Warrants issued to you on June 14, 2019 (with a current exercise price of $4.68 per share), September 23, 2019 (with a current exercise price of $10.64 per share, March 25, 2020 (with a current exercise price of $6.56 per share), September 15, 2020 (with a current exercise price of $5.68 per share), December 17, 2020 (with a current exercise price of $6.21 per share) and January 21, 2021 (with a current exercise price of $6.21 per share) (collectively, the "Existing Warrants"), currently held by you (the "Holder"). The offer and resale of the Existing Warrants and the shares of common stock, par value $0.001 per share ("Common Stock"), underlying the Existing Warrants ("Warrant Shares") have been registered pursuant to registration statement Form S-4 (File No. 333-254841) (the "Registration Statement"). The Registration Statement is currently effective and, upon exercise of the Existing Warrants pursuant to this letter agreement, will be effective for the issuance or sale, as the case may be, of the Warrant Shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Existing Warrant.

In consideration for exercising in full all of the Existing Warrants held by you and set forth on the signature page hereto (the "Warrant Exercise"), at an exercise price equal the sum of (a) $0.09375 per share of Common Stock underlying the New Warrants issued to you plus (b) the lower of (i) the current exercise price set forth in the Existing Warrants, as set forth above, and (ii) $6.00 per Warrant Share, the Company hereby offers to issue you or your designee a new unregistered Common Stock Purchase Warrants ("New Warrants") pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended ("Securities Act"), to purchase up to a number of shares of Common Stock equal to 75% of the number of Warrant Shares issued pursuant to the Warrant Exercise hereunder, which New Warrant shall be substantially in the form of the Existing Warrants (except that the New Warrants will include the Beneficial Ownership Limitation), will be exercisable immediately with an expiration date on June 28, 2026, and an exercise price equal to $6.00.

The original New Warrant certificates will be delivered within two Business Days following the date hereof. Notwithstanding anything herein to the contrary, in the event the exercise of Existing Warrants would otherwise cause the Holder to exceed a beneficial ownership limitation equal to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon such exercise ("Beneficial Ownership Limitation"), the Company shall only issue such number of Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through this agreement and the Existing Warrants which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise price shall be payable).

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter below, with such acceptance constituting Holder's exercise in full of the Existing Warrants for an aggregate exercise price set forth on the Holder's signature page hereto (the "Warrants Exercise Price") on or before 4:00 p.m. Eastern on June 28, 2021.

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto. Holder represents and warrants that it is an "accredited investor" as defined in Rule 501 of the Securities Act, and agrees that the New Warrants will contain restrictive legends when issued, and neither the New Warrants nor the Common Stock issuable upon exercise of the New Warrants will initially be registered under the Securities Act.

The Holder understands that the New Warrants and the Common Stock underlying New Warrants are not, and may never be, registered under the Securities Act, or the securities laws of any state and, accordingly, each certificate, if any, representing such securities shall bear a legend substantially similar to the following:

"THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES."

Certificates evidencing Common Stock underlying the New Warrants shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such Common Stock is effective under the Securities Act, (ii) following any sale of such Common Stock pursuant to Rule 144 under the Securities Act, (iii) if such Common Stock is eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Common Stock and without volume or manner-of-sale restrictions, (iv) if such Common Stock may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144 as to such Common Stock, or (v) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Securities and Exchange Commission (the "Commission") and the earliest of clauses (i) through (v), the "Delegend Date")). The Company shall cause its counsel to issue a legal opinion to the transfer agent promptly after the Delegend Date if required by the Company and/or the transfer agent to effect the removal of the legend hereunder, which opinion shall be in form and substance reasonably acceptable to the Holder. If such Common Stock may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Common Stock shall be issued free of all legends. The Company agrees that following the Delegend Date or at such time as such legend is no longer required under this Section, it will, no later than two (2) Trading Days following the delivery by the Holder to the Company or the transfer agent of a certificate representing the Common Stock underlying the New Warrants issued with a restrictive legend (such second Trading Day, the "Legend Removal Date"), deliver or cause to be delivered to the Holder a certificate representing such shares that is free from all restrictive and other legends or, at the request of the Holder shall credit the account of the Holder's prime broker with the Depository Trust Company System as directed by the Holder.

In addition to the Holder's other available remedies, the Company shall pay to a Holder, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Common Stock or Warrant Shares (based on the VWAP of the Common Stock on the date such Warrant Shares are submitted to the Transfer Agent) delivered for removal of the restrictive legend, $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Holder by the Legend Removal Date a certificate representing the Securities so delivered to the Company by the Holder that is free from all restrictive and other legends and (b) if after the Legend Removal Date the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of all or any portion of the number of Common Stock, or a sale of a number of Common Stock equal to all or any portion of the number of Common Stock that the Holder anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Stock so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the "Buy-In Price") over the product of (A) such number of Warrant Shares that the Company was required to deliver to the Holder by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Common Stock on any Trading Day during the period commencing on the date of the delivery by the Holder to the Company of the applicable Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the New Warrant Shares may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if there is no effective registration statement covering the resale of all of the New Warrant Shares and the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a "Public Information Failure") then, in addition to the undersigned's other available remedies, the Company shall pay to the undersigned, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the New Warrant Shares, an amount in cash equal to two percent (2.0%) of the aggregate Exercise Price of the undersigned's New Warrant on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the undersigned to transfer the New Warrant Shares pursuant to Rule 144. The payments to which the undersigned shall be entitled pursuant to this Section (g) are referred to herein as "Public Information Failure Payments." Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit the undersigned's right to pursue actual damages for the Public Information Failure, and the undersigned shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

From the date hereof until the end of the 60 Trading Day following the date of the filing of the Resale Registration Statement (defined hereinafter), neither the Company nor any subsidiary of the Company shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Stock or any securities of the Company or any subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, or (ii) file any registration statement, or amendment or supplement thereto, with the Commission other than those filed pursuant to this agreement, Other Warrant Exercise Agreements or substantially similar agreements related to similar inducement offers regarding other warrants outstanding on the date hereof or a universal shelf registration statement on Form S-3, so long as the Company does not conduct a takedown off of such shelf registration statement until at least 60 Trading Days after the date of the filing of the Resale Registration Statement. Notwithstanding the foregoing, the foregoing shall not apply in respect of an Exempt Issuance. "Exempt Issuance" means the issuance of (a) Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, provided, however, such issuance shall not exceed the number of shares of Common Stock authorized for issuance under such plans as of the date hereof, (b) the offer and issuance of New Warrants to Other Holders (defined below) and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as "restricted securities" (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith, and provided that any such issuance shall only be to a party (or to the equityholders of a party) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Within five business days after the date of this letter agreement, the Company will repay in full the outstanding principal and accrued interest under the Credit Agreement, dated March 25, 2020, as amended, by and between the Company and the lender named therein.

If this offer is accepted and the transaction documents are executed on or before 4:00 p.m. ET on June 28, 2021, then on or before 9:30 a.m. ET on the next Trading Day, the Company shall issue a press release or file a Form 8-K with the Commission disclosing all material terms of the transactions contemplated hereunder. From and after the issuance of such press release or the filing of such Form 8-K, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release or the filing of such Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, the shares underlying the Existing Warrants shall be issued free of any legends or restrictions on resale by Holder and all of the Warrant Shares shall be delivered electronically through the Depository Trust Company within 2 business days of the date the Company receives the Warrants Exercise Price (or, with respect to Warrant Shares that would otherwise be in excess of the Beneficial Ownership Limitation, within 2 business days of the date the Company is notified by Holder that its ownership is less than the Beneficial Ownership Limitation). The terms of the Existing Warrants, including but not limited to the obligations to deliver the Warrant Shares, shall otherwise remain in effect as if the acceptance of this offer were a formal Notice of Exercise (including but not limited to any liquidated damages and compensation in the event of late delivery of the Warrant Shares).

As soon as practicable (and in any event within 30 calendar days of the date of this letter agreement), the Company shall file a resale registration statement (the "Resale Registration Statement") on Form S-3 providing for the resale by the Purchasers of the New Warrant Shares issued and issuable upon exercise of the New Warrants. The Company shall use commercially reasonable efforts to keep such Resale Registration Statement effective at all times until no Purchaser owns any New Warrants or New Warrant Shares issuable upon exercise thereof.

The Company acknowledges and agrees that the obligations of the Holders under this letter agreement are several and not joint with the obligations of any other holder or any other holders of Warrants to Purchase Common Stock of the Company (each, an "Other Holder") under any other agreement related to the exercise of such warrants ("Other Warrant Exercise Agreement"), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holders pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof until 60 Trading Days after the date hereof, that none of the terms offered to any Other Holder with respect to any Other Warrant Exercise Agreement (or any amendment, modification or waiver thereof), is or will be more favorable to such Other Holder than those of the Holder and this letter agreement. If, and whenever on or after the date hereof until 60 Trading Days after the date hereof, the Company enters into an Other Warrant Exercise Agreement, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this letter agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Other Warrant Exercise Agreement (including the issuance of additional Warrant Shares), provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this letter agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this paragraph shall apply similarly and equally to each Other Warrant Exercise Agreement.

***************

Within one business day from the Holder's execution of this letter, the Holder shall make available for "Delivery Versus Payment" to the Company immediately available funds equal to the number of Existing Warrants being exercised multiplied by the exercise price per share as set forth above and the Company shall deliver the Warrant Shares via "Delivery Versus Payment" to the Holder and shall deliver the New Warrants registered in the name of the Holder.

Sincerely yours,

ReShape Lifesciences Inc.

By:

Name: Bart Bandy

Title: President and Chief Executive Officer

Accepted and Agreed to:

Name of Holder:
Signature of Authorized Signatory of Holder:
Name of Authorized Signatory:
Number of June 2019 Warrants Exercised
Number of September 2019 Warrants Exercised
Number of September 2020 Warrants Exercised
Number of March 2020 Warrants Exercised
Number of December 2020 Warrants Exercised
Number of January 2021 Warrants Exercised
Aggregate Existing Warrant Exercise Price
Title of Authorized Signatory:
New Warrants: (75% of total Existing Warrants being exercised):
Beneficial Ownership Blocker:	9.99%
DTC Instructions:

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

(a) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.